                              EQSF Advisers, Inc.
                               767 Third Avenue
                            New York, NY  10017-2023



June 10, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 1-4
Washington, DC  20549

     Re:  EQSF Advisers, Inc. and Martin J. Whitman (the "filer")
          Schedule 13G
          Issuer:  Mountbatten, Inc.

Ladies and Gentlemen:

     Pursuant to Rule 13d-2 promulgated under the Securities and Exchange Act of 1934, as amended, we have enclosed for filing with the Securities and Exchange Commission via EDGAR, on behalf of the Filer, one copy of Filer's statement on
Schedule 13G.

          EQSF Advisers, Inc. and Martin J. Whitman
            (Schedule 13G + $100 fee via wire)

     We are sending simultaneously herewith, by certified mail, a copy of the enclosed Schedule of Filer, to both (i) the NASDAQ Stock Market, on which the Issuer's stock is traded, and (ii) the principal executive officer of the Issuer.

     Thank you for your attention to this matter.

Sincerely,

/s/ Jill Kopin

Jill Kopin

cc:  NASDAQ (via certified mail)
     Mountbatten, Inc. (via certified mail)

- ----------------------                                  ---------------------

 CUSIP No. 62454V102                  13G                  Page 1 of 7 Pages
- ----------------------                                  ---------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )


                                 Mountbatten Inc.
                                (Name of issuer)

                      Common Stock, $.001 par value per share
                         (Title of class of securities)

                                    62454V102
                                 (CUSIP number)

Check the following box if a fee is being paid with this statement [X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

- --------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         EQSF Advisers, Inc.
         (EIN 13-3354359)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                     (b)  [   ]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York Corporation

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

                                                 293,000

          NUMBER OF
                               -------------------------------------------------
                               -------------------------------------------------
            SHARES               6      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
                               -------------------------------------------------
                               -------------------------------------------------
             EACH                7      SOLE DISPOSITIVE POWER
          REPORTING
            PERSON                               293,000

                               -------------------------------------------------
                               -------------------------------------------------
             WITH               8       SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  293,000

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                 [    ]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 11
                  11.58%

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
 12
                  IA

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

- --------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Martin J. Whitman
                  (###-##-####)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [   ]
                                                                    (b)   [   ]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

          NUMBER OF                              None  (See Item 4)
                               -------------------------------------------------
                               -------------------------------------------------
                                 6      SHARED VOTING POWER
            SHARES
                                                 None
         BENEFICIALLY

           OWNED BY
                               -------------------------------------------------
                               -------------------------------------------------
             EACH                7      SOLE DISPOSITIVE POWER

          REPORTING                              None  (See Item 4)

                               -------------------------------------------------
                               -------------------------------------------------
         PERSON WITH            8       SHARED DISPOSITIVE POWER

                                                 None

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-    (See Item 4)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                   [  ]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  -0-

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON*

                  IN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
         (a)      Name of Issuer
                  Mountbatten Inc. (the "Issuer").

         (b)      Address of Issuer's Principal Executive Offices
                   33 Rock Hill Road, Bala Cynwyd, PA  19004

Item 2.
         (a)      Name of Person Filing
                  This schedule is being jointly filed by EQSF Advisers, Inc. ("EQSF") and Martin J. Whitman, the Chief Executive Officer of EQSF and controlling person of EQSF. (EQSF and Martin J. Whitman are sometimes collectively referred to hereinafter as "Filer"). Attached hereto as an exhibit is a copy of the joint schedule 13G filing agreement among the reporting persons.

         (b)      Address of Principal Business Office
                  The address of the principal executive office of EQSF and Mr. Whitman is: 767 Third Avenue, New York, New York 10017-2023.

         (c)      Citizenship

                  The citizenship or place of organization of each of the reporting persons is as follows:

                  EQSF

                  New York State Corporation.

                  Martin J. Whitman

                  United States Citizen.

         (d)      Title of Class of Securities

                  Common Stock, $.001 value per share.

         (e)      CUSIP Number

                  62454V102

Item 3. If this statement is being filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (EQSF)


Item 4.  Ownership
         (a) & (b) EQSF beneficially owns 293,000 shares, or 11.58% of the class of securities of the issuer.

         (c)  (i) EQSF: 293,000

              (ii) Not applicable.

             (iii) EQSF: 293,000

              (iv) Not applicable.

         Mr. Whitman disclaims beneficial ownership of all such shares.

Item 5.  Ownership of Five Percent or Less of a Class
                  Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person
                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                  Not Applicable.

Item 8.  Identification  and Classification of Members of the Group
                  Not applicable.

Item 9.  Notice of Dissolution of Group
                  Not applicable.

Item 10. Certification
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        April 9, 1996
                                                            (Date)




                                                     /s/  MARTIN J. WHITMAN
                                                   Martin J. Whitman, President

 Exhibit 1

                             JOINT FILING AGREEMENT


                  In accordance with Rule 13d-1 (f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.001 par value per share, of Mountbatten Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 4th day of June, 1996.



                                                         EQSF ADVISERS, INC.

                                                     By:/s/   MARTIN J. WHITMAN
                                                     Martin J. Whitman
                                                     Chairman, President and
                                                     Chief Executive Officer





                                                     /s/      MARTIN J. WHITMAN
                                                     Martin J. Whitman

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